[redacted]

BD 3/6

SECUR 08030462 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8- 52501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelnet Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 South 13th Street
(No. and Street)

Lincoln (City) Nebraska (State) 68508 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad Melcher 402-323-1194
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

233 South 13th Street, Suite 1600 (Address) Lincoln (City) Nebraska (State) 68508 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad B. Melcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nelnet Capital, L.L.C., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
MEGAN K. HILL
My Comm. Exp. March 25, 2009

Notary Public

Signature Chad B. Melcher

FINOP & Managing Dirctor
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Independent Auditors' Report

The Board of Directors
Nelnet Capital, L.L.C. and subsidiary:

We have audited the accompanying consolidated statements of financial condition of Nelnet Capital, L.L.C. and subsidiary (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, member's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nelnet Capital, L.L.C. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Lincoln, Nebraska
February 21, 2008

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2007 and 2006

Assets		2007	2006
Cash and cash equivalents	$	8,831,197	6,778,287
Cash and cash equivalents – held at related party		846,514	572,330
Restricted cash – required balance accounts		103,808	103,808
Prepaid expenses and other receivables		471,521	904,696
Furniture and equipment, at cost, less accumulated depreciation of $3,626 in 2007 and $3,204 in 2006		650	1,071
Total assets	$	10,253,690	8,360,192
Liabilities and Member's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	493,702	458,194
Member's equity:			
Contributed capital		550,000	550,000
Retained earnings		9,209,988	7,351,998
Total member's equity		9,759,988	7,901,998
Commitments			
Total liabilities and member's equity	$	10,253,690	8,360,192

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2007 and 2006

		2007	2006
Revenues:			
Commissions, net of commissions incurred of $2,252,760 in 2007 and $1,848,427 in 2006	$	939,142	776,346
Placement fee income		1,735,542	1,722,919
Investment advisory fees		138,934	209,508
Interest income		373,374	393,878
Co-manager fee income		750,000	1,319,454
Other revenue		6,729	20,040
Total revenues		3,943,721	4,442,145
Expenses:			
Employee compensation and benefits		1,081,543	1,029,488
General and administration		519,044	560,714
Professional services		119,000	59,284
Consulting fees		44,254	44,000
Interest expense		34,397	101,083
Licenses and registration		—	29,284
Communications, occupancy, and data processing		11,308	10,627
Total expenses		1,809,546	1,834,480
Net income	$	2,134,175	2,607,665

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Member's Equity

Years ended December 31, 2007 and 2006

		Contributed capital	Retained earnings	Member's equity
Balance at December 31, 2005	$	550,000	6,347,740	6,897,740
Net income		—	2,607,665	2,607,665
Distributions to parent		—	(1,603,407)	(1,603,407)
Balance at December 31, 2006		550,000	7,351,998	7,901,998
Net income		—	2,134,175	2,134,175
Distributions to parent		—	(276,185)	(276,185)
Balance at December 31, 2007	$	550,000	9,209,988	9,759,988

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income	$	2,134,175	2,607,665
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		421	582
(Decrease) increase in operating assets:			
Prepaid expenses and other receivables		433,175	(639,413)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses		35,508	(19,432)
Net cash provided by operating activities		2,603,279	1,949,402
Cash flows from investing activity:			
Restricted cash – required balance accounts		—	79
Net cash provided by investing activity		—	79
Cash flows from financing activities:			
Proceeds from short-term borrowings		7,500,000	21,000,000
Payments on short-term borrowings		(7,500,000)	(21,000,000)
Distributions to parent		(276,185)	(1,603,407)
Net cash used in financing activities		(276,185)	(1,603,407)
Net increase in cash and cash equivalents		2,327,094	346,074
Cash and cash equivalents at beginning of year		7,350,617	7,004,543
Cash and cash equivalents at end of year	$	9,677,711	7,350,617
Supplemental disclosure of cash flow information:			
Interest paid	$	34,397	101,083

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Business

Nelnet Capital, L.L.C. and subsidiary (the Company) is a broker-dealer registered under the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The registration is necessary for the Company to conduct its investment brokerage activities. The Company holds no customer accounts.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Marketable securities are valued at quoted market value. The resulting difference between cost and market value is included in income. Realized gains and losses are determined using the specific-identification method.

(b) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(c) Placement Fee Income

Placement fee income is earned by investing bond and note proceeds on behalf of the issuer of the bonds or notes. Placement fee income is recognized at the time the bond and note proceeds are invested and the income is determinable.

(d) Investment Advisory Fees

Investment advisory fees are recognized as earned over the term of the contract.

(e) Co-manager Fee Income

The Company acts as Co-manager on certain asset backed security transactions. Co-manager fees are recognized when earned.

(f) Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the assets.

(g) Principles of Consolidation

Included in the consolidated financial statements is Shockley Financial Corp. (SFC), a wholly owned subsidiary of the Company. SFC is not included in the Company's focus report.

(h) Income Taxes

In accordance with the limited liability company filing status, all income of the Company is taxable at the members' level. Due to the Company being a 100% subsidiary of Nelnet, Inc., it is considered a disregarded entity for income tax purposes and its taxable income will be reported by Nelnet, Inc.

SFC is a C Corporation and is subject to tax liability at the corporate level. SFC is a member of the Nelnet, Inc. and subsidiaries consolidated income tax group. There are currently no deferred income tax items related to this entity.

Beginning with the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probably of being sustained.

The Company records interest and penalties related to unrecognized tax benefits in their provision for income taxes.

(i) Statements of Cash Flows

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as highly liquid investments in money market funds and asset backed securities that are purchased with a maturity of three months or less.

(j) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results could differ from those estimates.

(k) Reclassification

Certain 2006 balances have been reclassified for comparative purposes to conform to the 2007 presentation.

(3) Related-Party Transactions

Substantially all noninterest income is derived from transactions with parties related through common ownership. During 2007 and 2006, the Company paid related parties approximately $36,000 each year for payroll costs. Miscellaneous fees and commissions paid to related parties approximated $227,000 and $158,000 in 2007 and 2006, respectively. Additionally, during 2007 and 2006, the Company was allocated expenses from its parent for certain general and administrative expenses totaling $144,000 and $204,000, respectively. The Company had a receivable from related parties of approximately $34,000 and $40,000 and a payable to related parties of approximately $77,000 and $106,000 at December 31, 2007 and 2006, respectively.

As of December 31, 2007 and 2006, the Company had approximately $847,000 and $572,000, respectively, in cash held at a related party financial institution.

(4) Regulatory Matters

(a) Focus Report

The Company's member's equity, as reported in the consolidated financial statements, is equal to that reported in the schedule accompanying the consolidated financial statements and the Form X-17A-5, Parts II and IIA.

The Company's cash and cash equivalents, as reported in the consolidated financial statements, includes approximately $8,812,000, which is invested in money market funds and asset backed securities. These are reported as other securities on the Company's Focus Report.

(b) Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1). Because the Company holds no customer accounts, Rule 15c3-1 requires the Company to maintain minimum net capital of $250,000. At December 31, 2007, the Company had net capital, as defined and as adjusted, of $8,095,977.

(5) Notes Payable

During 2007 and 2006, the Company entered into various temporary subordinate loans for a total of approximately $7,500,000 and $21,000,000, respectively, with Nelnet, Inc, a related party. The Company was required to pay interest on the loans at the rate of thirty-day LIBOR plus 30 basis points. Interest paid during the years ended December 31, 2007 and 2006 totaled approximately $34,000 and $101,000, respectively. There were no outstanding borrowings at December 31, 2007.

(6) Subsequent Event

On February 8, 2008, Shockley Financial Corp. (SFC), a wholly owned subsidiary of the Company that provides investment advisory services for the investment of proceeds from the issuance of municipal and corporate bonds, received a grand jury subpoena issued by the U.S. District Court for the Southern District of New York upon application of the Antitrust Division of the U.S. Department of Justice. The subpoena seeks certain information and documents from SFC in connection with the Department of Justice's ongoing criminal investigation of the bond industry with respect to possible anti-competitive practices related to awards of guaranteed investment contracts (GICs) and other products for the investment of proceeds from bond issuances. SFC is cooperating with the investigation. In connection with this matter, SFC may receive subpoenas from other regulatory agencies. The Company understands that the Antitrust Division of the U.S. Department of Justice, the Securities and Exchange Commission and the Internal Revenue Service have each been conducting investigations of GIC placement activities. Due to the preliminary nature of this matter as to SFC, the Company is unable to predict the ultimate outcome of this matter.

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
Nelnet Capital, L.L.C. and subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Nelnet Capital, L.L.C. and subsidiary (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 21, 2008

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Computation of Net Capital

December 31, 2007

Total members' equity (from consolidated statement of financial condition)	$	9,759,988
Deduct members' equity not allowable for net capital		—
Total members' equity qualified for net capital		9,759,988
Deduct nonallowable assets:		
Prepaid expenses, other receivables, and other assets		912,116
Furniture and equipment, net		650
		912,766
Net capital before haircuts on securities positions		8,847,222
Haircuts on securities (computed pursuant to Rule 15c3-1)		751,245
Net capital	$	8,095,977
Computation of Basic Net Capital Requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	21,850
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital requirement		250,000
Excess net capital		7,845,977
Excess net capital at 1000%		8,063,202
Computation of Aggregate Indebtedness		
Total liabilities to be included in computation of aggregate indebtedness	$	327,743
Deduct adjustments based on deposits in Special Reserve Bank accounts (Rule 15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	327,743
Ratio of aggregate indebtedness to net capital		4%

Nelnet Capital, L.L.C. and subsidiary claims exemption under Rule 15c3-3(k)(1).

See accompanying independent auditors' report on internal accounting control required by Securities and Exchange Commission Rule 17a-5.

END